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	January 15, 2025	TOKYO TORONTO

SUBMISSION VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Re:	Air Products and Chemicals, Inc.

DEFA14A filed January 7, 2025

File No. 1-04534

Dear Ms. Chalk:

On behalf of Air Products and Chemicals, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s definitive additional soliciting materials filed January 7, 2025, contained in the letter from the Staff to Elizabeth Gonzalez-Sussman, dated January 10, 2025 (the “Staff Comment Letter”), set forth below is the Company’s response to the Staff Comment Letter.

The headings and paragraph numbers in this letter correspond to those contained in the Staff Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

DEFA14A filed January 7, 2025

Press Release dated January 7, 2025, page 1

1.

We note the statement that you have “industry leading margins” based on Adjusted EBITDA margin. Please tell us how this disclosure complies with Item 10(e) of Regulation S-K and Question 102.10(a) of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. Please also tell us how you considered Item 10(e) of Regulation S-K with regards to your disclosure of Adjusted EPS CAGR.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the requirements of Item 10(e) of Regulation S-K as applied to the statements in the Company’s press release dated January 7, 2025. The Company notes that Item 10(e) did not apply to the disclosures contained in the press release when it was issued, as the press release was not filed with the SEC. The Company determined, however, that the disclosures in the press release could be viewed as soliciting material related to the Company’s annual meeting scheduled for January 23, 2025. As a result, the Company determined to file the press release pursuant to Exchange Act Rule 14a-6. If in the future, the Company determines to make additional soliciting material filings pursuant to Rule 14a-6 and those filings contain non-GAAP disclosures, the Company will confirm that those disclosures comply with Item 10(e) and the staff’s guidance related thereto.

***

We trust that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2336 or elizabeth.gonzalez-sussman@skadden.com.

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman

cc:	Sean D. Major

Executive Vice President, General Counsel and Secretary

Air Products and Chemicals, Inc.

Paul T. Schnell

Skadden, Arps, Slate, Meagher & Flom LLP